Exhibit 99.19

Millennial Esports CMO Darren Cox Promoted to President and Director

Directors Alex Igelman and Ron Spoehel have resigned from the Board

TORONTO, April 08, 2019 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF) announced today that Chief Marketing Officer, Darren Cox has been promoted to President and to the Company’s Board of Directors. Mr. Cox is the founder of IDEAS + CARS, the originator of Nissan’s GT Academy, and the brains behind the global smash hit racing competition, World’s Fastest Gamer. He has served as Millennial’s CMO since 2017.

“Darren Cox has played a major role in developing and implementing Millennial’s strategic focus on esports racing,” said Millennial Esports CEO, Steve Shoemaker. “We are confident that, with his unmatched database, decades of motorsport experience, and well-earned reputation as The Godfather of Esports Racing, Darren is the perfect fit to take this company forward.”

The Company also announced that Founder Alex Igelman and ex-Chairman Ron Spoehel have resigned from the Board of Directors. The Company sincerely thanks both Mr. Igelman and Mr. Spoehel for their tireless efforts in moving Millennial Esports forward.

Mr. Igelman served as CEO from October 2016, when the company first acquired Pro Gaming League, to July 2018. He was instrumental in the creation of the Millennial Esports brand, the Company’s public listing, and the acquisition of leading gaming brands such as Eden Games, IDEAS+CARS, and Streamhachet.

“Millennial Esports is indebted to both Alex and Ron for their hard work and dedication to the company,” said Mr. Shoemaker. “We wish them all the best in their future endeavours.”

“I will look back fondly on my time with Millennial eSports and the many milestones we were able to achieve,” said Mr. Igelman. “I am extremely excited about the future and potential of the esports industry and wish Millennial Esports all the best moving forward.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse Esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Investor Contact:

Manish Grigo

Investor Relations

416.569.3292

manish.grigo@millennialesports.com

Media Contact:

Gavin Davidson

Media Relations

416.524.5479

gavin.davidson@gmail.com

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward- looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release. Such factors include, but are not limited to: investing in target companies or projects which have limited or no operating history; limited operating history; reliance on management; requirements for additional financing; and competition. Additional risk factors can also be found in the Company’s current MD&A and annual information form, both of which have been filed on SEDAR and can be accessed at www.sedar.com.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.